Exhibit 4.35
Amendment 1
to Shareholder Agreement of Altis Semiconductor between Infineon Technologies
Holding France and Compagnie IBM France dated as of June 24, 1999
(“Shareholders Agreement”);
to the Participation Agreement dated as of June 24, 1999 among Infineon
Technologies AG I.G. and International Business Machines Corporation
(“Participation Agreement”)
and to the Purchase of Products Agreements referred to in Section 6.01. Purchase of
Products thereof
this Amendment 1 hereinafter referred to as “Amendment 1”
WHEREAS Infineon and IBM acknowledge that IBM has agreed to participate in the Process Development Projects pursuant to the 3-Way Agreement with Chartered Semiconductor executed contemporaneously herewith, and Infineon is agreeing to take on capacity obligations in the Company as specified in this Amendment 1,
NOW THEREFORE the agreements cited in the heading are amended as set forth below:
A.	Shareholders Agreement
l.)	Add to the Shareholders Agreement new section 11.08 as follows:

Section 11.08 Additional Purchase of Shareholder Interest/Dissolution Rights

In addition to any other rights of the parties pursuant to the Operative Documents, and only for the purpose of establishing the amount due upon the purchase of a Shareholders interest as set forth below, or failing such purchase, the steps involved and amounts due upon resultant dissolution, and to provide for those other rights and obligations expressly provided for herein, not later than January 1, 2007, the Infineon France Shareholder and the IBM France Shareholder will discuss the future of the Company. Not later than July 1, 2007, Infineon France Shareholder will notify IBM France Shareholder (for purposes of Amendment 1, IBM XXI (SAS)) whether Infneon France Shareholder will purchase the interest of the IBM France Shareholder in the Company on January 31, 2008.
(a.)	In the event Infineon France Shareholders elects to so continue, the Infineon France Shareholder will purchase the IBM France Shareholder’s interest in the Company by paying, no later than January 31, 2008, the IBM France Shareholder an amount equal to the then-current equity and debt on Altis’ balance sheet (net book value) due to the IBM France Shareholder. The mechanics of the sale will be in accordance with Section 10.07(a) and (b) as if this new Section 11.08 were recited in the second line of each.

Additionally, the Infineon France Shareholder shall have the option to purchase the IBM France Shareholder’s interest in the Company at any time before the foregoing provision would otherwise be effective by providing the IBM France Shareholder six (6) months prior written notice. In such event, the payment to the IBM France Shareholder will be an amount equal to the current equity and debt on Altis’ balance sheet (net book value) due to the IBM France Shareholder on the date of purchase.

In the event this option is exercised in advance of the January 31, 2007, IBM retains its right, but shall not be obligated, to purchase products from the Company, up to the amount specified in the Participation Agreement and Compagnie IBM France Purchase of Products Agreement, as amended herein.

(b.)	In the event the Infineon France Shareholder elects not to so continue (which election, as provided for herein, would be deemed unanimous written consent of the Shareholders pursuant to Section 11.02 of the Shareholders Agreement), a six month wind-down period of the operations of the Company will commence on July 1, 2007. The last wafer out of the Company will be not later than January 1, 2008. A period of winding up the affairs of the Company will begin on January 1, 2008 and will end upon service upon the Shareholders by the Company of a copy of the Cloture de la Liquidation or January 1, 2009, whichever is earlier. For avoidance of doubt, the dissolution of the Company will be in accordance with Sections 11.04 through Section 11.07 inclusive, with the exception of the provisions allowing Infineon France Shareholder to purchase IBM France Shareholder’s interest at any value other than as defined in Section 11.08(a) above or unless otherwise provided in this Amendment 1. Any net proceeds from the disposition of assets will be split equally, except that for such net proceeds for any tools purchased with the expenditures discussed in 4. below, will be paid to the Infineon France Shareholder.

(c.)	In addition to the foregoing actions pursuant to Section 11.08(b), to the extent not otherwise so divided by Section 11.08(b), and unless specifically provided for otherwise (e.g. site environmental cleanup costs) the total cost of dissolving the Company shall be borne equally by the Shareholders.

(d.)	Notwithstanding the effects of the application of Section 11.08(b) and Section 11.08(c) upon the financial aspects of dissolving the Company pursuant to Section 11.08, and whether or not Section 11.08(b) and 11.08(c) have been applied fully, Infineon France Shareholder will pay to IBM France Shareholder the amount of twenty million United States dollars ($20,000,000.00) upon service of the Cloture de la Liquidation according to 1.) (b.) above, but not later than January 1, 2009. In the event that the Cloture de la Liquidation has not been served in accordance with 1.) (b.) above and site environmental cleanup is the reason or one of the reasons for such non-service, the foregoing payment will be delayed until completion of such environmental cleanup. The Shareholders will use their reasonable best efforts to achieve such environmental cleanup completion at the earliest possible date. The Shareholders will also use their reasonable best efforts to achieve Cloture de la Liquidation. Notwithstanding the foregoing, as an adjustment, on the same day as the aforementioned payment, IBM France Shareholder will transfer to Infineon France Shareholder that portion of its interest in the Company equal to thirteen and one half million Euro (€13,500,000.00) for the price of one Euro (€1.00). In the event Section 11.08(b) and 11.08(c) have not been fully applied on January 1, 2009, their application will be promptly concluded thereafter.
2.)	Amend the Shareholders Agreement to add new Section 6.04 as follows: In no event will the total capital expenditures of the Company, beyond what is indicated in the year 2003 Business Plan, exceed one hundred thirty million Euro (€130,000,000.00). Further, amend Section 10.05 to provide that whenever Section 10.05 would be applicable, an amount equal to the current equity and debt on the Altis balance sheet (net book value) due to the Shareholder whose interest is being purchased will be substituted for Appraised Value.

3.)	Amend the Shareholders Agreement to add a new sentence at the end of second sentence of Section 6.02(b): Such Indebtedness shall exclude any Indebtedness deemed unique Indebtedness by reason of such Indebtedness having been incurred for the benefit of only one Shareholder (e.g. a unique tool purchase or lease for the production of only Infineon products pursuant to the Infineon Technologies Aktiengesellschaft i.G. Agreement for Purchase of Products, pursuant further to Section 6.02 of the Participation Agreement).

B.	Participation Agreement

Amend the Participation Agreement as follows: Reference Section 6.01. Purchase of Products and add after the first sentence of Section 6.01(b): Starting in January 1, 2004, Compagnie IBM France’s and its Affiliates’ entitlement and obligation to purchase Products will begin to decline, ending completely in December 31, 2006. Correspondingly, Infineon Technologies Holding France’s and its Affiliates’ entitlement and obligation will increase. The schedule for such modification to the obligations set forth in the Participation Agreement will occur as follows and the Business Plan will be deemed to so reflect:

	Average Product Purchase Percentage
		Infineon
	Compagnie	Technologies
Year	IBM France	Holding France
2004	37.5%	62.5%
2005	25%	75%
2006	12.5%	87.5%
2007 and beyond	0%	100%
Within each year, the decline and corresponding increase will be approximately linear by month (i.e. 1/12 of the total per calendar month).
C.	Purchase of Products Agreements
1.)	Amend the Purchase of Products Agreements of Compagnic IBM France and Infineon Technologies Aktiengesellschaft i.G. cited in Section 6.01 of the Participation Agreement as follows:

Change Section 1.14 Capacity Allocation by adding at its end: Each Shareholder and its Affiliates shall be entitled to and obliged to purchase Products utilizing 50% of the manufacturing capacity of the Facility. Starting in January 1, 2004, Compagnie IBM France’s and its Affiliates’ entitlement and obligation to purchase Products will begin to decline, ending completely in December 31, 2006. Correspondingly, lnfineon Technologies Holding France’s and its Affiliates’ entitlement and obligation will increase. The schedule for such modification to the obligations set forth in the Participation Agreement will occur as follows and the Business Plan will be deemed to so reflect:

	Average Product Purchase Percentage
		Infineon
	Compagnie	Technologies
Year	IBM France	Holding France
2004	37.5%	62.5%
2005	25%	75%
2006	12.5%	87.5%
2007 and beyond	0%	100%
Within each year, the decline and corresponding increase will be approximately linear by month (i.e. 1/12 of the total per calendar month).
2.)	Change Section 3.06 in the Purchase of Products Agreements between Compagnie IBM France and the Company, Term of Agreement to read: The term of this Agreement will end on December 31, 2006.

To the extent that any legal formalities such as a meeting and positive vote of the Shareholders Council is necessary to effectuate any of the foregoing, the signatories to Amendment 1 agree to so act to effectuate this Amendment 1.
     Unless amended by this Amendment 1, all provisions of the Operative Documents shall remain in full force and effect as herein amended. For avoidance of doubt, Amendment 1 incorporates by the reference Appendix A, Definitions, Rules of Construction and Documentary Conventions. Facsimile signatures below shall have the same effect as original signatures.
     In witness whereof, Amendment 1 has been executed and delivered by each party as of the date written below.

	Infineon Technologies Holding France		IBM XXI (SAS)

By:	/s/[illegible]	By:	/s/[illegible]

Title:	Senior Vice President	Title:	President IBM XXI

Date:	June 26, 2003	Date:	June 26, 2003

	Infineon Technologies AG		IBM

By:	/s/[illegible]	By:	/s/[illegible]

Title:	Senior Vice President	Title:	VP Alliances

Date:	June 26, 2003	Date:	June 26, 2003

Compagnie IBM France

		By:	/s/[illegible]

		Title:	Regional Counsel

		Date:	June 26, 2003